Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION  OF  RATIO  OF  EARNINGS  TO  FIXED  CHARGES
(Dollars in millions)

	Years Ended December 31
	2010	2009	2008	2007	2006

Income before income taxes	$3,711	$2,184	$2,391	$3,743	$3,329
Adjustment for companies accounted for by the equity method	(74)	(50)	6	218	11
Capitalized interest	(38)	(47)	(49)	(45)	(37)
Amortization of capitalized interest	35	37	37	34	33

	3,634	2,124	2,385	3,950	3,336

Fixed charges:
Interest and debt expense	590	408	376	430	460
Capitalized interest	38	47	49	45	37
Rental expense representative of interest factor	89	101	107	107	94

	717	556	532	582	591

Total adjusted earnings available for payment of fixed charges	$4,351	$2,680	$2,917	$4,532	$3,927

Number of times fixed charges are earned	6.1	4.8	5.5	7.8	6.6